SCHEDULE A

Transactions of the Reporting Persons Effected

Since the Filing of the Schedule 13D

The following table sets forth all transactions in the Common Stock effected by each of the Reporting Persons since the filing of the Schedule 13D. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled "Price Range ($)", the price reported in the column titled "Price Per Share ($)" is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled "Price Range ($)". The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold or purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

01/29/2026	100,000	28.73	28.72 – 28.75
02/02/2026	125,000	26.91	26.91 – 26.91
02/03/2026	393,730	25.90	25.50 – 26.59
02/04/2026	131,270	25.26